Exhibit (a)(1)(ii)
Date:
March 4, 2024

To:
Eligible Employees

From:
Hamid Akhavan, Chief Executive Officer

Re:
EchoStar Corporation Offer to Exchange Eligible Options for New Options

We are pleased to announce that EchoStar Corporation (“EchoStar,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, March 4, 2024. You are receiving this e-mail because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms (“New Options”).
The Exchange Offer will expire at 10:00 p.m. (Mountain Daylight Time) on April 1, 2024, (the “Expiration Time”). We may extend this expiration date and time in our sole discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.
Please read the attached “Exchange Offer” and “Schedule TO” (collectively, the “Offering Materials”), which contain the rules, procedures and other information related to this Exchange Offer. The Offering Materials also contain a list of “Questions & Answers” that you may find helpful.
Following receipt of this e-mail, you will also receive an e-mail (from Stock.Options@dish.com) containing a link to your Election Form on the Option Exchange Portal, which will be accompanied by instructions on how to fully complete and properly submit to us your Election Form.
After reading the Offering Materials, the Election Form and accompanying instructions, if you have questions, you may send an e-mail to Stock.Options@dish.com, which is the preferred method, or call the Exchange Offer information line at 1-855-256-0682.
Please understand that we cannot advise you on whether or not to participate in the Exchange Offer.
Participation in the Exchange Offer is completely voluntary, and you should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your personal financial, legal, accounting and/or tax advisor(s) to address questions regarding your decision. No one from the Company or its subsidiaries is, or will be, authorized to provide you with legal, tax, financial or other advice or any recommendations regarding whether you should participate in this Exchange Offer.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the attached Offering Materials. You may also obtain the Offering Materials and other documents filed by EchoStar with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: EchoStar Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Exchange Offer — Doug Mohr.Capitalized terms used but not otherwise defined in this e-mail shall have the meanings set forth in the Offering Materials.